April 17, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (202) 347-2172

Mr. Robert W. White
Chairman, President and Chief Executive Officer
Abington Bancorp, Inc.
180 Old York Road
Jenkintown, Pennsylvania 19046

> **Re:** **Abington Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed on March 16, 2007**
> **File Number 333-141360**

Dear Mr. White:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please replace the proxy statement going to Abington shareholders with a prospectus with S-4 level disclosure included in the registration statement. See Rule 145.

2. Please obtain a new CIK number for the new registrant and refile the S-1 using it.

3.   Please include language that your organizers and executive officers will purchase the shares for investment and not for resale.

4.   Please include a cover letter in your next submission and label it as correspondence when filed on EDGAR.

Forepart of Registration Statement and Outside Front Cover Page of Prospectus

5.   Please revise to provide the legend in accordance with Item 501(b)(10) of Regulation S-K.

6.   Please provide in the next amendment the graphics, maps and any photographs as they will appear in the prospectus or provide them to us separately.

7.   Please use type size no smaller than the type used predominantly in the prospectus. See page 91 for example.

Summary, page 1

8.   Please revise to state that the summary highlights "material," not "selected" information.

Risk Factors, page 16

9.   Please revise to include risks set forth in the last bullet points on page 14 involving advance notice requirements, removals of directors and the 75 percent vote requirements, or direct us to where you have included such risks.

The Building of Market Share Through our Branching Strategy Could Cause…, page 17

10.   Some of your risk factors state, "we have no assurance," concerning an outcome or there is no guarantee of a result when the real risk is the underlying situation. Please revise to eliminate this and similar language.

How Our Net Proceeds Will Be Used, page 24

11.   To the extent possible, please disclose the expected average cost to develop new branch locations.

Market Area and Competition, page 54

12.   Please expand your description of your primary market area to discuss population information on the counties in which you do business. Such information can include trends that relate to the decline and growth of population, per capita income and aging.

Committees of the Board of Directors, page 87

13.   We note that you plan to establish a nominating and corporate governance committee, a compensation committee and an audit committee. Please revise to provide in your disclosure information responsive to Item 407 of Regulation S-K, including but not limited to, your policy regarding board members' attendance, the nominating committee's process for identifying and evaluating nominees for director, whether or not you will have an audit committee financial expert, the process for the consideration and determination of executive and director compensation, *etc*.

Committees of the Board of Directors, page 87

14.   We note that you plan to establish a nominating and corporate governance committee, a compensation committee and an audit committee. Please revise to provide in your disclosure information required by the relevant sections of Item 407(a) and (e) of Regulation S-K, including but not limited to, the process for the consideration and determination of executive and director compensation.

Compensation Discussion and Analysis, page 88

15.   We note that you mention on page 89 that Mr. White receives extra benefits and that his total compensation set forth on page 91 is markedly greater than those of the other named executive officers. In the last paragraph of Section II(B)(1) of Release 33-8732A, the Commission clarified that you should discuss material differences in the compensation policies between the named executive officers. Please revise your Compensation Discussion and Analysis to address the difference. Please also refer to Item 402(b)(2)(viii).

16.   We note your disclosure regarding benefit plans on page 99; however, we do not see disclosure covering the grants of plan-based awards. Please revise to include or explain the reason for its omission. Please refer to Item 402(d) of Regulation S-K.

17.   We note that you include equity compensation as an element of your executive compensation system. However, in 2006, the committee did not make any equity awards to the named executive officers under the equity plans. Please revise this section to discuss the factors that the committee considered in deciding not to make any awards in 2006. Please refer to Item 402(b)(1)(v and vi).

18.   Revise this section to disclose the factors considered by the committee in making allocations from the bonus pool for the named executive officers. Please refer to Item 402(b)(2)(v and vi).

19.   We note that the committee looks to an analysis of the compensation paid by peer companies in determining the compensation of the named executive officers. Please revise this section to identify the members of the peer group and identify how the committee uses the peer information, including whether the committee seeks to meet a certain level of compensation based upon the level paid by the peer group. Please refer to Item 402(b)(2)(xiv).

Summary Compensation Table, 91

20.   Please provide disclosure for three, not two, most highly compensated executive officers in addition to the PEO and PFO. See Item 402(a)(3) of Regulation S-K.

Related Party Transactions, page 100

21.   Revise your discussion regarding transactions between related parties and Abington's banking subsidiaries to reflect whether they are on the same terms, including interest rates, as other persons not related to the bank. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K.

22.   Please confirm that "unaffiliated parties" means "persons not related to the bank." In the future, please use the language in Instruction 4(a)(4)(c) to Item 404(a) of Regulation S-K.

Where You Can Find Additional Information, page 139

23.   Please delete the sixth sentence of this paragraph. If you include a brief description in your prospectus, it must be complete.

Item 16. Exhibits and Financial Statements Schedules

24.   Please include all exhibits, including at least a draft of the legality opinion, in your next filing. They are subject to review and the staff will need time to examine them.

Exhibit 8.1

25.   Either delete the sentence about your refusal to update, or refile the opinion immediately before requesting effectiveness.

26.   You can limit reliance on your opinion with regard to purpose, but not person. Please revise.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rebekah Blakeley Moore at (202) 551-3463 or Paul Cline (202) 551- 3851 at if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark S. Webb
Legal Branch Chief

cc: Hugh T. Wilkinson, Esq.
        Elias, Matz, Tiernan & Herrick L.L.P.
        734 Fifteenth Street, NW – 12th Floor
        Washington, DC 20005